UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 17, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Unilife Corp.

File No. 001-34540 - CF#34324

Unilife Corp submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed October 24, 2016.

Based on representations by Unilife Corp that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.11	through February 22, 2023
Exhibit 10.12	through February 22, 2023
Exhibit 10.13	through February 22, 2023
Exhibit 10.14	through February 22, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary